UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Coca-Cola ANDINA

80 años Nuestra fórmula

Earnings Release 1Q26

Coca-Cola
SIN AZÚCAR
RETORNABLE
Coca-Cola
ZERO AZÚCAR

Conference Call Information

Wednesday, April 29, 2026

10:00 am Chile – 10:00 am EST

Dial-IN Participants

U.S.A.: 1 (718) 866-4614

Chile: 56 (2) 2840-1484

More telephone numbers available at the conference call link.

Access code: 163263

Webcast

https://mm.closir.com/slides?id=163263

Audio

Available at www.koandina.com

Wednesday, April 29, 2026, following the conference call.

April 28, 2026

Contact in Santiago, Chile

Paula Vicuña, Investor Relations Officer

(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 251.6 million unit cases*, increasing 0.2% from the same quarter of the previous year. Transactions* reached 1,360.4 million for the quarter, representing a 0.4% increase from the same quarter of the previous year.

The Company’s reported figures are as follows:
•	Consolidated Net Sales reached CLP 924,263 million for the quarter, an increase of 4.1% compared to the same quarter of the previous year.

•	Consolidated Operating Income* reached CLP 148,971 million in the quarter, representing a 12.2% increase compared to the same quarter of the previous year.

•	Consolidated Adjusted EBITDA* increased by 12.8% compared to the same quarter of the previous year, reaching CLP 194,015 million in the quarter. Adjusted EBITDA Margin reached 21.0%, an expansion of 162 basis points compared to the same quarter of the previous year.

•	Net Income attributable to owners of the controller for the quarter reached CLP 99,259 million, representing a 25.3% increase compared to the same quarter of the previous year.

SUMMARY OF RESULTS FIRST QUARTER 2026
(Figures in million CLP)	1Q25	1Q26	Var %
Sales Volume (Million Unit Cases)	251.0	251.6	0.2%
Net Sales	888,179	924,263	4.1%
Operating Income*	132,813	148,971	12.2%
Adjusted EBITDA*	172,049	194,015	12.8%
Net Income attributable to the owners of the controller	79,219	99,259	25.3%

Comments by the Chief Executive Officer, Miguel Ángel Peirano

“I would like to begin by highlighting that Coca-Cola Andina celebrates its 80th anniversary this year. The Company was founded in Chile in 1946, and after a period of international expansion that began in 1994, we now have operations in Argentina, Brazil, Chile, and Paraguay. Over the course of these eight decades, we have built a track record of sustainable development and value creation across our operations, evolving in the markets where we operate and consolidating a leadership position in the Latin American beverage industry.

In the first quarter of this year, we delivered solid financial performance, highlighted by a 12.8% growth in Consolidated Adjusted EBITDA, totaling CLP 194,015 million. This performance was driven primarily by growth in local-currency Adjusted EBITDA from our operations in Brazil, Chile, and Paraguay, which increased by 24.6%, 10.5%, and 2.7%, respectively. Meanwhile, the Adjusted EBITDA Margin for the quarter reached 21.0%, representing a 162-basis-point expansion. Net Income attributable to owners of the controller amounted to CLP 99,259 million, a 25.3% growth over the same period last year. Consolidated volumes grew 0.2% in the quarter, to 251.6 million unit cases. Volumes in Brazil grew 2.3%, in Chile 1.5%, and in Paraguay 0.4%. Volume from our operation in Argentina decreased 5.6%, still heavily affected by weak consumer spending in that economy; however, we expect sequential improvements in volumes in the remaining quarters of this year.

During the first quarter, we continued to accelerate our digital transformation, consolidating our ‘Mi’ ecosystem as a platform that enables a ‘phygital’ Route to Market model. The digital ecosystem accounted for 84.2% of net revenue in the first quarter of the year, an increase of +19 percentage points over the same period last year. At the same time, we continued to advance our approach to selling and engaging with the market through the rollout of ‘Mi Market,’ utilizing guided shopping missions and suggested orders, powered by analytics and artificial intelligence. In last-mile distribution, we continued to expand the use of ‘Mi Ruta,’ thereby optimizing customer delivery. Finally, we launched our ‘Aliados’ loyalty program in Paraguay, which will be rolled out to our other operations in the coming months.

In a dynamic and challenging environment marked by geopolitical tensions, inflationary pressures, and exchange-rate volatility, we maintain a long-term perspective focused on the resilience of our operating model and our closeness to the markets where we operate. In this context, the observed increase in oil prices will impact our cost structure, particularly costs associated with PET resin and logistics. However, the significant mix of returnable containers in our operations, combined with a constant focus on operational efficiency and revenue management, allows us to adequately address this scenario, thereby maintaining a balance between our financial results and the closeness to our consumers.”

*The definitions used can be found in the Glossary on page 12 of this document.

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2025 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2026 and 2025 referred to in the Argentina sections are all in March 2026 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs, and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

When we refer to “Argentina”, it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to “Chile”, it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 1st Quarter 2026 vs. 1st Quarter 2025

(Figures in million CLP)	1Q25	1Q26	Var %
Net Sales	888,179	924,263	4.1%
Operating Income	132,813	148,971	12.2%
Adjusted EBITDA	172,049	194,015	12.8%
Net Income attributable to the owners of the controller	79,219	99,259	25.3%

During the quarter, consolidated Sales Volume was 251.6 million unit cases, representing a 0.2% increase compared to the same period in 2025, explained by volume growth in Brazil, Chile, and Paraguay, partially offset by a decline in volume in Argentina. The Non-Alcoholic Beverages Segment accounted for 95.2% of consolidated Sales Volume and grew by 0.1%, explained by growth in the Segment in Chile and Brazil, partially offset by declines in Argentina and Paraguay. The Alcoholic Beverages Segment accounted for 4.8% of total volume and grew by 2.0%, explained by volume increases in Paraguay, Argentina, and Brazil, partially offset by a volume decline in Chile. Transactions reached 1,360.4 million in the quarter, representing a 0.4% increase compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 924,263 million, an increase of 4.1%, explained by revenue growth in Brazil, Paraguay, and Chile, as well as the impact of translating figures from the local currencies of Brazil and Paraguay to the reporting currency. This was partially offset by the negative impact of lower sales in Argentina. During the first quarter, 84.2% of the Company’s total net revenue was generated through our digital platforms, representing an increase of 19 percentage points compared to the same period last year, with customer satisfaction levels (Net Promoter Score (NPS)) of approximately 58.2%.

Consolidated Cost of Sales increased by 2.8%, which is mainly explained by (i) higher concentrate costs in Brazil and Paraguay, (ii) the effect of the shift in the mix toward higher-unit-cost products in Argentina, Chile, and Paraguay, (iii) higher labor costs in Brazil and Chile, (iv) the effect of translating figures from our subsidiaries in Brazil and Paraguay to the reporting currency, and (v) the effect of the devaluation of Argentina’s local currency on our dollar-denominated costs. This was partially offset by (i) lower sugar costs in Brazil, Chile, and Paraguay, (ii) lower concentrate costs in Argentina and Chile, (iii) lower PET resin costs in Argentina and Paraguay, and (iv) the positive effect of the appreciation of the Brazilian real, the Chilean peso, and the Paraguayan guaraní against the U.S. dollar on our dollar-denominated costs.

Consolidated Distribution Costs and Administrative Expenses increased by 2.2%, primarily due to (i) higher distribution costs in Brazil, Chile, and Paraguay, (ii) higher marketing expenses in Brazil, Chile, and Paraguay, (iii) higher labor costs in Brazil and Paraguay, (iv) lower other operating income in Argentina and Paraguay, and (v) the effect of translating figures from our subsidiaries in Brazil and Paraguay to the reporting currency. This was partially offset by lower labor costs, third-party services, and distribution costs in Argentina.

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

The aforementioned effects led to a consolidated Operating Income of CLP 148,971 million, an increase of 12.2%. Operating Margin was 16.1%.

Consolidated Adjusted EBITDA reached CLP 194,015 million, an increase of 12.8%. Adjusted EBITDA Margin was 21.0%, an expansion of 162 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 99,259 million, an increase of 25.3%, and Net Margin reached 10.7%, an expansion of 182 basis points.

ARGENTINA: 1st Quarter 2026 vs. 1st Quarter 2025

	1Q25	1Q26	Var %	1Q25	1Q26	Var %
	(Figures in million CLP)			(Figures in million ARS of March 2026)
Net Sales	236,095	224,246	-5.0%	352,460	334,147	-5.2%
Operating Income	35,594	34,923	-1.9%	53,137	52,039	-2.1%
Adjusted EBITDA	47,899	47,129	-1.6%	71,508	70,227	-1.8%

Sales Volume for the quarter decreased by 5.6%, reaching 47.8 million unit cases, explained by declines in the Soft Drinks and Water categories, partially offset by increases in the Juices and Other Non-Alcoholic Beverages and Beers and Other Alcoholic Beverages categories. Transactions reached 229.8 million, representing a decrease of 3.8%.

Net Sales totaled CLP 224,246 million, down 5.0%. In local currency, they decreased by 5.2%, explained by the aforementioned decline in volume, partially offset by an increase in average revenue per unit case sold.

Cost of Sales decreased by 5.8%, while in local currency it decreased by 6.0%, primarily due to (i) lower Sales Volume, (ii) lower concentrate costs, and (iii) lower PET resin costs. This was partially offset by (i) higher sugar costs, (ii) a shift in the mix toward higher-unit-cost products, and (iii) the devaluation of the Argentine peso, which impacts our dollar-denominated costs.

Distribution Costs and Administrative Expenses decreased by 5.1% in the reporting currency, while in local currency they decreased by 5.3%, which is mainly explained by lower expenses for labor and third-party services, and by lower freight costs. This was partially offset by lower other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 34,923 million, a decrease of 1.9% compared to the same period last year. Operating Margin was 15.6%. In local currency, Operating Income decreased by 2.1%.

Adjusted EBITDA totaled CLP 47,129 million, a decrease of 1.6%. Adjusted EBITDA Margin was 21.0%, an increase of 73 basis points. Meanwhile, Adjusted EBITDA in local currency decreased by 1.8%.

BRAZIL: 1st Quarter 2026 vs. 1st Quarter 2025

	1Q25	1Q26	Var %	1Q25	1Q26	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	235,260	257,698	9.5%	1,429	1,530	7.1%
Operating Income	39,437	49,809	26.3%	240	296	23.4%
Adjusted EBITDA	48,612	61,993	27.5%	295	368	24.6%

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

Sales Volume for the quarter reached 93.4 million unit cases, an increase of 2.3%, explained by growth in the Soft Drinks, Water, Beer, and Other Alcoholic Beverages categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The Non-Alcoholic Beverages Segment accounted for 99.1% of total Sales Volume and grew by 2.0%, explained by growth in the Soft Drinks and Water categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages segment accounted for 0.9% of total volume and grew by 33.0%, explained by growth in the Beer category, partially offset by a decline in the Other Alcoholic Beverages category. Transactions reached 503.8 million, representing an increase of 3.8%.

Net Sales totaled CLP 257,698 million, an increase of 9.5%. In local currency, Net Sales rose 7.1%, driven primarily by higher average revenue per unit case sold and the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased 7.3% in local currency, representing 97.8% of total sales. Net Sales in the Alcoholic Beverages segment decreased 0.6% in local currency, representing 2.2% of total sales.

Cost of Sales increased by 6.2%, while in local currency it increased by 3.9%, mainly due to (i) higher Sales Volume, (ii) higher labor costs, and (iii) higher concentrate costs. This was partially offset by lower raw material costs, particularly for sugar, PET resin, and aluminum, as well as by the positive impact on our dollar-denominated costs from the appreciation of the Brazilian real against the U.S. dollar.

Distribution Costs and Administrative Expenses increased by 6.0% in the reporting currency. In local currency, they rose by 3.6%, which is mainly explained by (i) higher labor costs, (ii) higher freight costs, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 49,809 million, an increase of 26.3%. Operating Margin was 19.3%. In local currency, Operating Income increased by 23.4%.

Adjusted EBITDA reached CLP 61,993 million, an increase of 27.5% compared to the previous year. Adjusted EBITDA Margin was 24.1%, an expansion of 339 basis points. In local currency, Adjusted EBITDA increased by 24.6%.

CHILE: 1st Quarter 2026 vs. 1st Quarter 2025

	1Q25	1Q26	Var %
	(Figures in million CLP)
Net Sales	341,740	352,027	3.0%
Operating Income	40,298	44,041	9.3%
Adjusted EBITDA	54,537	60,244	10.5%

During the quarter, Sales Volume reached 87.4 million unit cases, representing a 1.5% increase, explained by growth in the Soft Drinks and Water categories, partially offset by declines in the Juices and Other Non-Alcoholic Beverages and Beers and Other Alcoholic Beverages categories. The Non-Alcoholic Beverages Segment accounted for 88.2% of total Sales Volume and grew by 2.2%, explained by growth in the Soft Drinks and Water categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The volume of the Alcoholic Beverages Segment accounted for 11.8% of total Sales Volume and decreased by 3.5%, explained by declines in the Beer and Other Alcoholic Beverages categories. Transactions totaled 479.2 million, representing a decrease of 2.3%.

Net Sales reached CLP 352,027 million, a 3.0% increase, driven primarily by higher average revenue per unit case—resulting from price increases—and the aforementioned volume growth. Net sales in the Non-Alcoholic Beverages segment rose 3.9%, accounting for 78.4% of total sales. Net Sales for the Alcoholic Beverages segment increased by 0.1%, representing 21.6% of total sales.

Cost of Sales increased by 1.4%, primarily due to a shift in the mix toward higher-unit-cost products and higher labor costs. This was partially offset by (i) the positive effect of the Chilean peso’s appreciation on our dollar-denominated costs, (ii) lower sugar costs, and (iii) lower concentrate costs.

Distribution Costs and Administrative Expenses increased by 4.3%, primarily due to (i) higher marketing expenses, (ii) higher depreciation charges, and (iii) higher distribution expenses.

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

The aforementioned effects led to an Operating Income of CLP 44,041 million, 9.3% higher compared to the previous year. Operating Margin was 12.5%.

Adjusted EBITDA reached CLP 60,244 million, an increase of 10.5%. Adjusted EBITDA Margin was 17.1%, an increase of 115 basis points.

PARAGUAY: 1st Quarter 2026 vs. 1st Quarter 2025

	1Q25	1Q26	Var %	1Q25	1Q26	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	77,385	91,977	18.9%	636,814	681,738	7.1%
Operating Income	20,140	22,690	12.7%	165,873	167,891	1.2%
Adjusted EBITDA	23,738	27,140	14.3%	195,530	200,863	2.7%

During the quarter, Sales Volume reached 23.0 million unit cases, an increase of 0.4%, explained by growth in the Water, Beer, and Other Alcoholic Beverages categories, partially offset by a decline in the Soft Drinks, Juices, and Other Non-Alcoholic Beverages categories. Transactions reached 147.5 million, representing an increase of 5.5%.

Net Sales totaled CLP 91,977 million, showing an increase of 18.9%. In local currency, Net Sales increased by 7.1%, explained by higher average revenue per unit case sold and, to a lesser extent, by the aforementioned volume growth.

Cost of Sales in the reporting currency increased by 22.0%. In local currency, it increased by 10.0%, primarily due to higher concentrate costs and the shift in the mix toward higher-unit-cost products. This was partially offset by (i) lower costs for sweeteners, (ii) lower costs for PET resin, and (iii) the positive effect on our dollar-denominated costs from the appreciation of the guaraní against the dollar.

Distribution costs and administrative expenses increased by 18.2%, and in local currency, they rose by 6.6%. This is primarily due to (i) higher distribution costs, (ii) higher labor costs, and (iii) higher marketing expenses. This was partially offset by higher other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 22,690 million, an increase of 12.7% compared to the previous year. Operating margin reached 24.7%. In local currency, Operating Income increased by 1.2%.

Adjusted EBITDA reached CLP 27,140 million, an increase of 14.3%, and Adjusted EBITDA Margin was 29.5%, a decrease of 117 basis points. In local currency, Adjusted EBITDA increased by 2.7%.

NON-OPERATING INCOME FOR THE QUARTER

Net Financial Income and Expenses account showed an expense of CLP 10,558 million, compared with CLP 13,726 million in expenses for the same quarter of the previous year; this difference is primarily due to higher financial income resulting from increased cash on hand.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a profit of CLP 1,380 million to a profit of CLP 986 million, primarily due to lower earnings from subsidiaries in Chile, which were partially offset by higher earnings from subsidiaries in Brazil.

Other Income and Expenses account showed a loss of CLP 7,221 million, compared with a loss of CLP 2,659 million in the same quarter of the previous year; this difference is mainly due to the fact that in the previous year, other income of CLP 3,680 million was recorded as a result of the recognition of a gain from the reversal of a tax provision in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a loss of CLP 2,128 million to a profit of CLP 6,953 million, primarily due to higher gains in exchange rate differences resulting from dividends receivable from our subsidiary in Brazil.

Income tax went from -CLP 36,000 million to -CLP 38,772 million, a variation primarily explained by higher pre-tax income.

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

CONSOLIDATED BALANCE SHEET

The balances of assets and liabilities at the closing dates of these financial statements are as follows:

	12.31.2025	03.31.2026	Variation
	CLP million	CLP million	CLP million
Assets
Current assets	1,033,053	1,056,380	23,327
Non-current assets	2,387,353	2,483,115	95,763
Total Assets	3,420,405	3,539,495	119,089

	12.31.2025	03.31.2026	Variation
	CLP million	CLP million	CLP million
Liabilities
Current liabilities	730,413	633,544	-96,869
Non-current liabilities	1,493,439	1,499,413	5,974
Total Liabilities	2,223,852	2,132,957	-90,895

	12.31.2025	03.31.2026	Variation
	CLP million	CLP million	CLP million
Equity
Non-controlling interests	39,155	40,546	1,391
Equity attributable to the owners of the controller	1,157,399	1,365,992	208,593
Total Equity	1,196,554	1,406,538	209,984

As of the end of March 2026, compared to the end of 2025, the Argentine peso, the Brazilian real, and the Paraguayan guaraní appreciated against the Chilean peso by 7.6%, 7.8%, and 3.4%, respectively, which resulted in an increase in assets, liabilities, and equity due to the translation of figures to the reporting currency. Additionally, in accordance with IAS 29, Argentina’s figures, prior to translation, are adjusted for accumulated inflation from the end of 2025 to the closing currency of this report, increasing local currency figures by 9.5%.

Assets

Total assets increased by CL 119,089 million, or 3.5% compared to December 2025.

Current assets increased by CLP 23,327 million, or 2.3% compared to December 2025, which is mainly due to the increase in Inventories (CLP 29,724 million), primarily explained by higher inventories of raw materials and finished goods, mainly in our operations in Brazil and Argentina. Added to the above increase is the rise in Cash and cash equivalents (CLP 29,127 million). The aforementioned increases were partially offset by a decrease in Trade receivables and other current receivables (-CLP 47,680 million), due to seasonal factors, as we are comparing with December—the month with the highest sales of the year—and, as a result, high receivables relative to an average month.

Non-current assets increased by CLP 95,763 million, or 4.0% compared to December 2025, primarily due to the increase in Property, plant, and equipment (CLP 55,731 million), resulting from investments made in our four operations, and the positive effect of currency translation and restatement under IAS 29 in our operations in Argentina, partially offset by depreciation, disposals, and other factors. Added to this is the increase in Intangible Assets other than goodwill (CLP 22,809 million), explained mainly by the translation effect on the balances of Distribution Rights in Brazil and Paraguay.

Liabilities and Equity

In total, liabilities decreased by CLP 90,895 million, a 4.1% decrease compared to December 2025.

Current liabilities decreased by CLP 96,869 million, a 13.3% decrease compared to December 2025, primarily due to the decrease in Trade payables and other current payables (-CLP 91,546 million), explained by seasonal factors, as December is the month with the highest sales of the year and, consequently, a month with high payables to suppliers.

On the other hand, non-current liabilities increased by CLP 5,974 million, a 0.4% increase compared to December 2025, primarily due to an increase in Deferred tax liabilities (CLP 16,770 million).

Equity increased by CLP 209,984 million, or 17.5% compared to December 2025, explained by the variation in accumulated earnings resulting from (i) profits earned during the period (CLP 99,259 million) and (ii) the restatement of accumulated earnings in our subsidiary in Argentina in accordance with IAS 29 (CLP 27,271 million). On the other hand, the Other Reserves account increased by CLP 82,064 million, primarily due to the positive effect of currency translation of subsidiary figures.

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

03.31.2026
CLP Million
Assets by Segment
Argentina	519,422
Brazil	1,119,823
Chile	1,442,705
Paraguay	457,546
Total Assets	3,539,495

03.31.2026
CLP Million
Liabilities by Segment
Argentina	150,695
Brazil	816,944
Chile	1,089,145
Paraguay	76,172
Total Liabilities	2,132,957

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(USD Million)
Total Financial Assets	487
Cash and cash equivalents (1)	351
Other current financial assets (1)	50
Net valuation of hedge derivatives (2)	86

Financial debt	1,252
Bonds on the international market	514
Bonds on the local market (Chile)	582
Bank debt and others	155

Net Financial Debt	765

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)

	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	60%	38%
UF - Unidad de Fomento (Chilean pesos indexed to inflation)	8%	45%
BRL (Brazil)	13%	16%
PGY (Paraguay)	15%	0%
ARS (Argentina)	3%	0%
USD (United States)	1%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedging derivatives.

RISK RATING

Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Moody’s Ratings	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

COCA-COLA ANDINA
EARNINGS RELEASE 1Q26
www.koandina.com

CASH FLOW

	03.31.2025	03.31.2026	Variation
	CLP million	CLP million	CLP million	%
Cash flow
Operating	101,709	89,377	-12,333	-12.1%
Investment	8,967	-58,169	-67,136	-748.7%
Financing	-148,871	-9,287	139,584	-93.8%
Net cash flow for the period	-38,195	21,921	60,115	-157.4%

During this period, the Company generated a positive net cash flow of CLP 21,921 million, which can be explained as follows:

Operating activities generated a net cash inflow of CLP 89,377 million, lower than the CLP 101,709 million recorded in the same period of 2025, which is primarily due to higher payments for operating activities.

Investing activities generated a negative cash flow of CLP 58,169 million, representing a decrease of CLP 67,136 million compared to the previous period, primarily due to the sale of financial assets, which generated net cash proceeds of CLP 72,786 million in 2025, combined with lower capital expenditures in 2026.

Financing activities generated a negative cash flow of CLP 9,287 million, representing a positive change of CLP 139,584 million compared to the previous period, primarily due to higher dividend payments in 2025.

KEY INDICATORS

INDICATOR	Definition	Unit	Mar 26	Dec 25	Mar 25	Mar 26 vs Dec 25		Mar 26 vs Mar 25
LIQUIDITY
Current liquidity	Current Asset	Times	1.7	1.4	1.3	17.9%		29.9%
	Current Liability
Acid ratio	Current Asset - Inventories	Times	1.1	1.0	0.8	14.3%		39.3%
	Current Liability
ACTIVITY
Investments		Million CLP	34,821	276,728	37,522	-87.4%		-7.2%

Inventory turnover	Cost of Sales	Times	1.7	6.7	1.7	-74.7%		-2.0%
	Average inventory
INDEBTEDNESS
Indebtedness Ratio	Net Financial Debt*	Times	0.5	0.6	0.8	-20.1%		-33.2%
	Total Equity*
Financial expense coverage	Adjusted EBITDA (12M)	Times	14.0	12.1	10.7	15.2%		30.3%
	Financial Expenses* (12M) - Financial Income* (12M)
Net financial debt /	Net Financial Debt	Times	1.1	1.2	1.4	-12.2%		-22.7%
Adjusted EBITDA	Adjusted EBITDA (12M)
PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		22.9%	25.2%	24.0%	(2.3	)pp	(1.1	)pp
	Average Equity
On Total Assets	Net Income Fiscal Year (12M)%		8.3%	8.0%	7.5%	0.29	pp	0.8	pp
	Average Assets

*Definitions used are contained in the Glossary on page 12 of this document.

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Liquidity

Current liquidity showed a positive change of 17.9% compared to December 2025, explained by a decrease in current liabilities (13.3%) combined with an increase in current assets (2.3%).

The acid-test ratio increased by 14.3% compared to December 2025, due to the reasons outlined above, combined with a rise in inventories (9.8%) during the period. Current assets excluding inventories decreased by 0.9% compared to December 2025.

Activity

As of the end of March 2026, capital expenditures totaled CLP 34,821 million, representing a 7.2% decrease compared with the same period in 2025, primarily due to lower investments in the brewery in Brazil and, to a lesser extent, lower investments in cold equipment.

Inventory turnover reached 1.7 times, representing a 2.0% decrease compared to the same period in 2025, due to the 4.9% increase in average inventory, which exceeded the 2.8% increase in Cost of Sales compared to the same period in 2025.

Indebtedness

The debt-to-equity ratio was 0.5 times as of the end of March 2026, representing a 20.1% decrease compared to the end of December 2025. This is primarily due to an increase in total equity (17.5%), combined with a decrease in net financial debt (6.1%).

The financial expense coverage ratio shows a 15.2% increase compared to December 2025, reaching a value of 14.0 times. This is due both to the 7.1% decrease in 12-month rolling net financial expenses and the 7.0% increase in 12-month rolling adjusted EBITDA. The Net Financial Debt/Adjusted EBITDA ratio stood at 1.1x as of the end of March 2026, representing a 12.2% decrease compared to December 2025. This is due to the decrease in net financial debt (6.1%), combined with the increase in Adjusted EBITDA (7.0%).

Profitability

Return on equity reached 22.9%, 2.3 percentage points lower than the figure recorded in December 2025. This result is due to the increase in average equity (18.3%), which exceeded the increase in net income over a 12-month rolling period (7.5%).

Meanwhile, return on total assets was 8.3%, 0.3 percentage points higher than the figure recorded in December 2025, explained by the increase in 12-month rolling net income (7.5%), which outpaced the growth in average assets (3.7%).

MACROECONOMIC INFORMATION

INFLATION	Accumulated 3M26	L12M
Argentina*	9.48%	32.64%
Brazil	1.92%	4.14%
Chile	1.40%	2.80%
Paraguay	1.37%	1.88%

*Official inflation published by the Argentine National Institute of Statistics and Census (INDEC). It should be noted that the inflation rate used to restate Argentina’s figures in accordance with IAS 29 corresponds to the inflation rate estimated by the Central Bank of Argentina (in its Market Expectations Survey report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation rate for the previous month (INDEC).

	Local currency/USD			CLP/local currency
	(Average exchange rate*)			(Average exchange rate*)
EXCHANGE RATES USED	1Q25	1Q26	Var %	1Q25	1Q26	Var %
Argentina	1,074.0	1,382.0	28.7%	0.9	0.7	-24.4%
Brazil	5.84	5.26	-10.1%	164.70	168.47	2.3%
Chile	963	886	-8.0%	N.A	N.A	N.A
Paraguay	7,922	6,575	-17.0%	0.12	0.13	10.9%

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

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MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing the sugar content of its products.

Raw material prices and exchange rates

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shutoffs, as well as the lack of raw materials, may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in the countries in which we operate could potentially have a negative effect on the economy and on our business and financial condition

We cannot predict whether protests and demonstrations, which have sometimes been violent in the past, will significantly affect the economies of the countries in which we operate, nor whether the public policies implemented by the government in response to these demonstrations will have a negative impact on the economy and our business. Nor can we guarantee that demonstrations and vandalism will not cause damage to our logistics and production infrastructure.

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Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Resolutions of the General Shareholders’ Meeting

At the Annual Shareholders’ Meeting of Embotelladora Andina S.A., held on April 16, 2026, the following, among other matters, was resolved:

1.	To approve the Annual Report, the Statement of Financial Position, and the Financial Statements for the 2025 fiscal year; as well as the external auditors’ report regarding the aforementioned Financial Statements;
2.	To approve the distribution of profits and the payment of dividends;
3.	To approve the presentation regarding the Company’s dividend policy and information on the procedures used in the distribution and payment of dividends;
4.	To approve the determination of the compensation for the directors and members of the Company’s various committees effective April 2026, as well as the presentation of the annual management report and the expenses incurred by the Directors’ Committee and the Board of Directors;
5.	Appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s External Auditors for the 2026 fiscal year;
6.	To approve the appointment of Fitch Ratings Clasificadora de Riesgo Limitada and ICR Compañía Clasificadora de Riesgo Limitada as local rating agencies; and of Fitch Ratings, Inc. and Moody’s Ratings as the Company’s international rating agencies for the 2026 fiscal year.
7.	To approve the report on Board resolutions regarding transactions referred to in Article 146 et seq. of Law No. 18,046 on Corporations, subsequent to the last shareholders’ meeting; and,
8.	To designate Diario Financiero as the newspaper in which notices and calls for meetings must be published.

Under item 2 above, the Shareholders’ Meeting agreed to ratify the interim dividends paid out of the profits for Fiscal Year 2025, and to approve the distribution and payment of a dividend, out of the profits for Fiscal Year 2025, in the amounts indicated below for each case:

- CLP 102.0 (one hundred and two point zero Chilean pesos) per Series A share; and,

- CLP 112.2 (one hundred and twelve point two Chilean pesos) per Series B share.

This dividend will be paid starting on May 14, 2026. The record date for the payment of this dividend will be the fifth business day prior to the payment date.

S&P Sustainability Yearbook

In February, we were recognized for the fifth consecutive year in the S&P Sustainability Yearbook, which highlights companies with the best global performance in environmental, social, and corporate governance criteria, consolidating our position among industry leaders.

CDP 2025

In December 2025, we received A- ratings for Climate Change and for Water in the CDP 2025 and were recognized with an A rating in the Supplier Engagement Assessment (SEA), highlighting our leadership in climate management, transparency, and work with the value chain.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company’s cash.

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Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure Sales Volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 58.0 million people, delivering 945.8 million unit cases —or 5,370 million liters—of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2025. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For additional company information visit www.koandina.com.

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This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are: political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

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Consolidated Income Statement

(In million Chilean pesos)

	First Quarter 2026					First Quarter 2025
	Argentina	Brazil	Chile	Paraguay	Total (1)	Argentina	Brazil	Chile	Paraguay	Total (1)	% Ch.
Volume total beverages (Million UC)	47.8	93.4	87.4	23.0	251.6	50.7	91.4	86.1	22.9	251.0	0.2%
Transactions (Million)	229.8	503.8	479.2	147.5	1,360.4	239.0	485.5	490.6	139.8	1,354.9	0.4%
Net sales	224,246	257,698	352,027	91,977	924,263	236,095	235,260	341,740	77,385	888,179	4.1%
Cost of sales	-116,073	-150,817	-227,574	-52,445	-545,223	-123,278	-141,957	-224,325	-43,001	-530,178	2.8%
Gross profit	108,173	106,881	124,453	39,532	379,040	112,817	93,303	117,415	34,384	358,001	5.9%
Gross margin	48.2%	41.5%	35.4%	43.0%	41.0%	47.8%	39.7%	34.4%	44.4%	40.3%
Distribution and administrative expenses	-73,249	-57,073	-80,413	-16,842	-227,576	-77,223	-53,866	-77,117	-14,244	-222,450	2.3%
Corporate expenses (2)					-2,492					-2,738	-9.0%
Operating income (3)	34,923	49,809	44,041	22,690	148,971	35,594	39,437	40,298	20,140	132,813	12.2%
Operating margin	15.6%	19.3%	12.5%	24.7%	16.1%	15.1%	16.8%	11.8%	26.0%	15.0%
Adjusted EBITDA (4)	47,129	61,993	60,244	27,140	194,015	47,899	48,612	54,537	23,738	172,049	12.8%
Adjusted EBITDA margin	21.0%	24.1%	17.1%	29.5%	21.0%	20.3%	20.7%	16.0%	30.7%	19.4%
Financial (expenses) income (net)					-10,558					-13,726	-23.1%
Share of (loss) profit of investments accounted for using the equity method					986					1,380	-28.6%
Other income (expenses) (5)					-7,221					-2,659	171.6%
Results by readjustement unit and exchange rate difference					6,953					-2,128	-426.7%
Net income before income taxes					139,131					115,681	20.3%
Income tax expense					-38,772					-36,000	7.7%
Net income					100,359					79,681	26.0%
Net income attributable to non-controlling interests					-1,100					-462	138.1%
Net income attributable to equity holders of the parent					99,259					79,219	25.3%
Net margin					10.7%					8.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					947					947
Earnings per share					105					84
Earnings per ADS					629					502	25.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

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Consolidated Income Statement

(In million Local currency)

	First Quarter 2026				First Quarter 2025
	Argentina (3)	Brazil	Chile	Paraguay	Argentina (3)	Brazil	Chile	Paraguay
	IAS 29	Nominal	Nominal	Nominal	IAS 29	Nominal	Nominal	Nominal
Total beverages volume (Million UC)	47.8	93.4	87.4	23.0	50.7	91.4	86.1	22.9
Transactions (Million)	229.8	503.8	479.2	147.5	239.0	485.5	490.6	139.8
Net sales	334,147	1,529.7	352,027	681,738	352,460	1,428.5	341,740	636,814
Cost of sales	-172,960	-895.1	-227,574	-388,949	-184,038	-861.8	-224,325	-353,745
Gross profit	161,187	634.7	124,453	292,789	168,422	566.7	117,415	283,068
Gross margin	48.2%	41.5%	35.4%	42.9%	47.8%	39.7%	34.4%	44.5%
Distribution and administrative expenses	-109,148	-339.0	-80,413	-124,898	-115,285	-327.1	-77,117	-117,196
Operating income (1)	52,039	295.7	44,041	167,891	53,137	239.6	40,298	165,873
Operating margin	15.6%	19.3%	12.5%	24.6%	15.1%	16.8%	11.8%	26.0%
Adjusted EBITDA (2)	70,227	368.0	60,244	200,863	71,508	295.3	54,537	195,530
Adjusted EBITDA margin	21.0%	24.1%	17.1%	29.5%	20.3%	20.7%	16.0%	30.7%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2026 figures are presented in accordance to IAS 29, in March 2026 currency. 2025 figures are also presented in accordance to IAS 29, in March 2026 currency.

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Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
	03-31-2026	12-31-2025	03-31-2025	12-31-2025	03-31-2025
ASSETS
Cash + Time deposits + market. Securit.	373,153	342,514	209,336	8.9%	78.3%
Account receivables (net)	302,871	355,078	282,288	-14.7%	7.3%
Inventories	334,275	304,551	308,804	9.8%	8.2%
Other current assets	46,081	30,910	51,105	49.1%	-9.8%
Total Current Assets	1,056,380	1,033,053	851,533	2.3%	24.1%
Property, plant and equipment	2,728,739	2,536,914	2,505,768	7.6%	8.9%
Depreciation	-1,493,623	-1,357,529	-1,408,985	10.0%	6.0%
Total Property, Plant, and Equipment	1,235,116	1,179,385	1,096,783	4.7%	12.6%
Investment in related companies	91,789	87,088	88,045	5.4%	4.3%
Goodwill	151,439	137,128	145,145	10.4%	4.3%
Other long term assets	1,004,771	983,751	937,339	2.1%	7.2%
Total Other Assets	1,247,999	1,207,967	1,170,528	3.3%	6.6%
TOTAL ASSETS	3,539,495	3,420,405	3,118,845	3.5%	13.5%

				Variation %
	03-31-2026	12-31-2025	03-31-2025	12-31-2025	03-31-2025
LIABILITIES & SHAREHOLDERS' EQUITY
Short term bank liabilities	10,332	11,820	48,720	-12.6%	-78.8%
Current portion of bonds payable	18,125	23,808	24,105	-23.9%	-24.8%
Other financial liabilities	27,072	26,791	23,871	1.0%	13.4%
Trade accounts payable and notes payable	501,740	582,499	486,445	-13.9%	3.1%
Other liabilities	76,275	85,495	80,087	-10.8%	-4.8%
Total Current Liabilities	633,544	730,413	663,228	-13.3%	-4.5%
Long term bank liabilities	105,292	104,961	0	0.3%	0.0%
Bonds payable	998,625	991,601	991,238	0.7%	0.7%
Other financial liabilities	72,410	95,234	82,469	-24.0%	-12.2%
Other long term liabilities	323,087	301,643	308,948	7.1%	4.6%
Total Long Term Liabilities	1,499,413	1,493,439	1,382,655	0.4%	8.4%
Minority interest	40,546	39,155	38,017	3.6%	6.7%
Stockholders' Equity	1,365,992	1,157,399	1,034,944	18.0%	32.0%
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,539,495	3,420,405	3,118,845	3.5%	13.5%

Financial Highlights

(In million Chilean pesos)

	Accumulated	Accumulated	Accumulated
	03-31-2026	12-31-2025	03-31-2025
ADDITIONS TO FIXED ASSETS
Chile	12,094	73,557	16,184
Brazil	6,822	115,963	7,401
Argentina	14,206	45,357	12,341
Paraguay	1,698	41,851	1,596
Total	34,821	276,728	37,522

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 28, 2026